
03054494

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41597

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hovde Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1826 Jefferson Place, NW
(No. and Street)

Washington, (City) DC (State) 20036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard J. Perry, Jr. (202) 775-8109 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mehler & Wichansky, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Connecticut Avenue, N.W. Suite 803 (Address) Washington, DC (City) (State) 20036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
SEC MAIL PROCESSING RECEIVED APR 09 2003 WASH. D.C. 153 SECTION

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, Eric Hovde, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hovde Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE





Signature

PRESIDENT

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOVDE SECURITIES LLC
OCTOBER 11, 2002-DECEMBER 31, 2002
(FORMERLY HOVDE SECURITIES, INC.
JANUARY 1, 2002-OCTOBER 10, 2002)
FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

December 31, 2002

HOVDE SECURITIES LLC

CONTENTS

FINANCIAL STATEMENTS

MEHLER & WICHANSKY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVE., N.W.
WASHINGTON, D.C. 20036
(202) 293-9330
FAX: (202)452-1973

Report of Independent Certified Public Accountants

To The Members
Hovde Securities LLC
Washington, DC

We have audited the accompanying statements of financial condition of Hovde Securities LLC (formerly Hovde Securities, Inc.) as of December 31, 2002 and the related statements of operations, changes in members' equity and cash flows for the period January 1, 2002 to October 10, 2002, of Hovde Securities, Inc. and for the period October 11, 2002 to December 31, 2002, of Hovde Securities LLC, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hovde Securities LLC (formerly Hovde Securities, Inc.) as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Mehler & Wichansky, P.C.
Mehler & Wichansky, P.C.

January 31, 2003

HOVDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash	$	18,064
Cash - restricted		2,969
Due from affiliate (Note 2)		605
Prepaid expenses		9,918
TOTAL ASSETS	$	31,556

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Due to affiliates (Note 2)		1,298
Total Current Liabilities		1,298
Members' Equity		30,258
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	31,556

HOVDE SECURITIES LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Interest income	$ 175
Total revenues	175
Expenses:	
Dues	14,368
Rent (Note 3)	7,259
Professional fees	66,836
Office expense	3,584
Other	8,239
Total expenses	100,286
Net loss before income taxes	(100,111)
State income tax	(100)
NET LOSS	$ (100,211)

HOVDE SECURITIES LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Paid-In	Retained	Members' Equity
	Shares	Amount	Capital	Deficit	Total
Balance at December 31, 2001	26	$12,900	$28,398	($10,829)	
Net loss	—	—	—	(18,832)	
Balance at October 10, 2002	26	12,900	28,398	(29,661)	
Conversion to limited liability Company (Note 5)	(26)	(12,900)	(28,398)	29,661	$11,637
Capital contributed					100,000
Net loss	—	—	—	—	(81,379)
Balance at December 31, 2002	0	0	0	0	$30,258

The accompanying notes are an integral part of these financial statements.

HOVDE SECURITIES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net loss	$ (100,211)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) in prepaid expenses	(336)
(Increase) in due from affiliates	(605)
(Decrease) in accounts payable	(2,000)
Increase in due to affiliates	889
Total adjustments	(2,052)
Net cash used by operating activities	(102,263)
Cash flow from financing activities:	
Proceeds from capital contributions	100,000
Net cash provided by financing activities	100,000
Net decrease in cash	(2,263)
Cash, beginning of year	23,296
Cash, end of year	$ 21,033

Supplemental disclosures of cash flow information:	
Cash paid during the year for:	
Income Tax	$ 100

HOVDE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hovde Securities LLC (formerly Hovde Securities, Inc.) was incorporated in the State of Delaware on June 13, 1989. Effective October 11, 2002, pursuant to Section 266 of the Delaware General Corporate Law, the Company converted from a corporation to a limited liability company. The statement of operations reflects the combined activities of Hovde Securities, Inc. from January 1, 2002 to October 10. 2002 and Hovde Securities LLC from October 11, 2002 to December 31, 2002. The name of the limited liability company as set forth in the certificate of formation is Hovde Securities LLC (the Company). The Company is registered as a broker/dealer in securities with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. (NASD), and, in this capacity, it performs underwriting and investment banking.

Cash-Restricted

Cash – restricted consists of amounts deposited into a separate checking account as required by the NASD. These deposits are used for expenses incurred for filing and registration fees. There is no minimum balance requirement on this account; however, it must always have a positive balance.

Income Taxes

Prior to October 11, 2002, Hovde Securities, Inc., with the consent of its shareholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of the S corporation were taxed on their proportionate share of the taxable income. The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a partnership, effective October 11, 2002. In lieu of corporation income taxes, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company. The Company may be subject to various state and local taxes. No significant differences exist in amounts reported for income taxes from the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 2 – RELATED PARTY TRANSACTIONS

The Company's members are also officers and stockholders of Hovde Financial, Inc., which is in the business of providing consulting and advisory services in the financial services industry. Hovde Financial, Inc. incurs certain occupancy, professional fees, data service and office costs on behalf of the Company that are allocated for reimbursement. At times, amounts may be advanced to and from the Company and its affiliates for cash management. As of December 31, 2002, the Company had amounts due to affiliates of $1,298 and due from affiliates of $605.

NOTE 3 – LEASE COMMITMENTS

On October 1, 1998, the Company entered into a lease agreement with 1824-1826 Jefferson Place, LLP (Jefferson Place) to lease office space in Washington, D.C. for an initial three-year period ending November 30, 2001, subject to extension. Certain of the Company's members are also partners in Jefferson Place. The lease provides for an annual base rent of $6,840. Commencing at the beginning of the second lease year and continuing each and every year thereafter, the then effective base rent increases by an escalating factor which equals two percent (2%) of the base rent for the previous lease year. The lease term has been extended for a one-year period beginning December 1, 2002. Future minimum lease payments are as follows:

2003	$ 7,420
Thereafter	--
	$ 7,420

NOTE 4 – NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. As applied to the Company, the Rule requires minimum net capital of $5,000.

As of December 31, 2002, the Company had net capital (as defined) of $19,735 which was $14,735 in excess of its requirement.

NOTE 5 – REORGANIZATION

Effective October 11, 2002, Hovde Securities, Inc. converted from a Subchapter S corporation to a limited liability company. This conversion required the deemed liquidation of the S corporation, and the shareholders then were considered to have contributed the distributed assets to the limited liability company in return for membership interests. For financial statement reporting, assets and liabilities transferred to the Company were recorded at the predecessor corporation's historical cost basis. No gain or loss was recognized upon liquidation of the S corporation or contribution of the assets to the limited liability company.

SUPPLEMENTARY INFORMATION

HOVDE SECURITIES LLC

SCHEDULE I

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

Net capital	
Total assets	$ 31,556
Total liabilities	(1,298)
Capital before deductions	30,258
Deductions:	
Non-allowable assets	(10,523)
Regulatory Net Capital	19,735
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	5,000
Excess Net Capital	$14,735
Aggregate indebtedness	$ 1,298
Ratio:	
Aggregate indebtedness to net capital	7 %

No material difference exists in the computation of net capital above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2002.

No material difference exists in the computation of the reserve requirement above and as reported in the Company's (unaudited) FOCUS report.

HOVDE SECURITIES LLC

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

The Company is exempt from the provision of Rule 15c3-3 pursuant to Section (k)(2)(i) of such Rule, and the Company was in compliance with the conditions of the exemption at December 31, 2002.

No material difference exists in the information relating to possession or control requirements above and as reported in the Company's (unaudited) FOCUS report.

MEHLER & WICHANSKY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
SUITE 803
1140 CONNECTICUT AVE., N.W.
WASHINGTON, D.C. 20036
(202) 293-9330
FAX: (202)452-1973

Independent Auditors' Report
Internal Control Structure
Required by Rule 17a-5

To The Members
Hovde Securities LLC
Washington, DC

In planning and performing our audit of the financial statements of Hovde Securities LLC (formerly Hovde Securities, Inc.) for the period January 1, 2002 to December 31, 2002, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Mehler & Wichansky, P.C.

Mehler & Wichansky, P.C.

January 31, 2003